

Commercial Real Estate Development Firm

GDP

GENESIS
DEVELOPMENT
PARTNERS.

Genesis Development Partners ("GDP") is a minority owned, woman led commercial real estate development firm that specializes in the site selection, acquisition and development of mixed-use commercial property for large scale, retail organizations.





GENISIS DEVELOPMENT PARTNERS

About Genesis Development Partners.

Our Mission

Our mission at GDP is to find the best, highest volume, store locations for high credit national retail tenants by becoming an extension of their real estate team. We identify opportunities in their best interest, by absorbing and executing their criteria of site selection and demographic needs. We deliver a fair at- market rent by building a stores on-time and exactly to specification.

Our Vision

Our vision is to use or knowledge, experience, relationships and capital to create and maximize value for our clients, investors, partners, and stakeholders by delivering profitable, high-quality developments throughout the United States.



The GDP **Philosophy**

Operational excellence rooted in principled actions and people!

Commercial Real Estate Development Firm

DECISIVE - We are prepared to make and stand by important decisions and to accept responsibility ourselves for the outcome.

CREATIVE - We find a way or make one. Sometimes the best location, or solution is an invisible one.

HONEST - Integrity and honesty are important to us. Keeping our word, agreements, promises and being truthful to our clients and stakeholders is key.

OWNERSHIP - Taking care of our investors and stakeholder's resources and responsibilities as if they were our own.

ENTREPRENEURIAL - We create solutions when there is a problem. We develop opportunities with creativity and courage.

STABILITY & STRENGTH - We invest our own capital into every project. We thoughtfully, strategically invest in our communities.

RELATIONSHIPS - We build teams with one common goal; Rather it be employees, investors, clients or vendors, we rally stakeholders into the pursuit of strong and respectful partnership with respect, trust and reliance on each other towards a common goal.



THE OPPORTUNITY

NATIONAL CREDIT CONVENIENT ORIENTED RETAIL







High Barrier to Entry

- Become an extension of their Real Estate Team
- Solution to the corporation needs to preserve capital by leave/purchase

Resistant to Market Downturn

- Convenient Oriented small shop retail is resistant to economic downtown.

Market right Sizing and adjustment market changes

- Drugstores, Convenience Stores and Fast Food are all building different size stores in response to market changes. Creating opportunity to relocate and right size existing locations.

Our Process



01. Identify The Client's Site Needs

We ascertain the specific needs, criteria and desires of our clients for a specific development. Based on those criteria, we build models and scenarios that help us determine the most ideal sites for our clients based, in part, on macro and micro economic projections, consumer consumption patterns, income level and socioeconomic dynamics of a desired area.

02. Identify Ideal Site Locations

Our team makes contact with reputable commercial real estate professionals from our relationship network that are familiar with the area. Once we have narrowed down the list of potential sites, our team puts "boots on the ground" to tour the most appealing site prospects.

03. Socializing Site Selections

Once our team has identifed 2-3 sites that are the most ideal fit for our client, we present those sites to the client's internal real estate team for feedback and consensus.

Our Process (Cont.)

Key Process Points

- Our process ensures the lowest capital risk exposure to our firm before signed acquisition agreement.

- Our process ensures that the sites we select have the highest probability of gaining committee approval within our client firms.

- Our process ensures that we are not risking our firm's equity investor capital or credit facilities by closing on deals that will be undeliverable to our client firms. This ensures that we will not sustain unnecessary carry costs associated with having to hold sites longer than our projected estimates and protects our firm market credibility and our financial partner(s) capital.

Commercial Real Estate Development Firm

04. Securing The Site

Once we have gained positive feedback and consensus from our client's internal real estate team, we move to contract and deploy our firm's funds into escrow (ernest money deposit) we than submit our contract, site selection specification and deal memo to our client firms committee for final approval's and sign off.

05. Closing The Deal

Once final approval and sign-off from our Client firm have been gained and we have an executed acquisition agreement in place between our firm and our client's firm, we move to close on the site and begin site development.



PRESERVATION OF CAPITAL AND SITE CONTROL PROCESS


Identify the Site with Cleint
2-4 weeks
Refundable EM Gain Site Control
$15,000-$35,000 Refundable
$2500 Legal Cost
2-4 weeks
Approval Package Siteplans Concept Drawings ETC.
$3500 Soft Costs
4-6 weeks
APPROVED
Full Corporate Approval
Corporate Lease Signed. Value Created!
2- weeks
EM Goes Hard. Close on the Land.
Simultaneous Due Diligence

Total Cost of Doing Business per deal $6000 before Full Corporate Approval


VALUE CREATION AND MONETIZATION
Close on Land
4-6 months
Entitlements Building Permits Detailed Design
7-9 months
Construction of building and Tenant Improvements
APPROVED
Tenant Opening and Rent Commencement
1-3 months
Disposition of Improved Asset
2-4 months
Repayment of Construction Loan
Timeline between Site Selection and Asset Disposition 18-24 months.

Our Projects

Commercial Real Estate Development Firm

GENESIS DEVELOPMENT PARTNERS

Fall River, MA

Top Line Deal Metrics (Projected):

Purchase Price:	**$1,200,000.00**
EM (Earnest Money) Deposit:	$50,000.00
Proposed Rent:	$357,000.00
Lease Term:	15 Years
Projected Construction Cost:	$3,500,000.00
Site Work Estimate:	$600,000.00
Cap Rate:	4.5%
Projected Sale Price:	**$7,933,333.33**
Projected Profit:	**$2,683,333.33**
Profit Margin:	33.82%


18TH ST.
PLEASANT STREET
SHOP A
SHOPS B


Walgreens
PHARMACY
TENANT
Walgreens
Fall River MA
HFR
HILL FOLEY ROSSI
ARCHITECTURE ENGINEERING

GENESIS DEVELOPMENT PARTNERS

Hartford, CT

Commercial Real Estate Development Firm

Top Line Deal Metrics (Projected):

Purchase Price:	**$275,000.00**
EM (Earnest Money) Deposit:	$27,500.00
Proposed Rent:	$138,500.00
Lease Term:	10 Years
Projected Construction Cost:	$1,200,000.00
Site Work Estimate:	$250,000.00
Cap Rate:	4.3%
Projected Sale Price:	**$3,258,823.53**
Projected Profit:	**$1,561323.53**
Profit Margin:	**47.91%**


BANK



GENESIS DEVELOPMENT PARTNERS

Kingstown, RI

Commercial Real Estate Development Firm

Top Line Deal Metrics:

Purchase Price:	**$2,500,000.00**
EM (Earnest Money) Deposit:	$50,000.00
Proposed Rent:	$190,000.00
Lease Term:	20 Years
Projected Construction Cost:	-
Site Work Estimate:	$800,000.00
Cap Rate:	4.13%
Projected Sale Price:	**$4,789,473.63**
Projected Profit:	**$3,389,473.68**
Profit Margin:	**70.77%**



NAMCOOK ROAD
DEVILS FOOT ROAD
POST ROAD (ROUTE 1)
preliminary site plan
CP.5



McDonald's

GENESIS DEVELOPMENT PARTNERS

Monson, MA

Commercial Real Estate Development Firm

Top Line Deal Metrics:

Purchase Price:	**$450,000.00**
EM (Earnest Money) Deposit:	$15,000.00
Proposed Rent:	$138,500.00
Lease Term:	10 Years
Projected Construction Cost:	$1,200,000.00
Site Work Estimate:	$650,000.00
Cap Rate:	4.5%
Projected Sale Price:	**$3,070,000.00**
Projected Profit:	**$2,633,333.33**
Profit Margin:	**25.57%**


Walgreens
Walgreens
PHARMACY


PROPERTY LINE
DUMPSTER ENCLOSURE
PROPOSED PYLON SIGN
D/T ACCESS PATH ±335 LF TO D/T WINDOW
FUTURE DEVELOPMENT ±0.66 ACRES
MAIN STREET
15' BUFFER
5' BUFFER
EXISTING SIDEWALK
POSSIBLE FUTURE CURB CUT

GENESIS DEVELOPMENT PARTNERS

Northeaston, MA

Top Line Deal Metrics:

Purchase Price:	**$425,000.00**
EM (Earnest Money) Deposit:	$15,000.00
Proposed Rent:	$139,500.00
Lease Term:	10 Years
Projected Construction Cost:	$1,200,000.00
Site Work Estimate:	$340,000.00
Cap Rate:	4.5%
Projected Sale Price:	**$3,100,000.00**
Projected Profit:	**$1,150,000.00**
Profit Margin:	**37.10%**

Commercial Real Estate Development Firm


Walgreens
STOP
EXIT ONLY
ONE WAY
DO NOT ENTER
Site Concept Plan
C-111


Walgreens
PHARMACY
TENANT
Walgreens
Fall River MA
HFR
HILL FOLEY ROSSI
ARCHITECTURE ENGINEERING







FRESH BLEND

Walgreens

McDonald's

Valvoline

GENESIS DEVELOPMENT PARTNERS

Our Clients

Trusted by some of the largest retail organizations globally!

The strength of our firm is represented by the strength of the firms that have elected to work with us. Our detailed, meticulous process, commitment to excellence, transparency, accountability and execution has made us a preferred supplier relationship for some of the largest retail organizations globally!

Neighborhood Retail – Find our developments in local neighborhoods serving everyday people







The Offer

Capital Raise : $1,200,000

Use of Funds:
- 15% Equity $900,000
- Earnest Money $100,000
- Pre-Development Cost $100,000

- 22% Return on Capital in 18months.

Commercial Real Estate Development Firm

The **Capital Stack**

Equity- Debt- Take Out

Commercial Real Estate Development Firm

EQUITY
- 15% Equity $900,000
- Earnest Money $100,000
- Pre-Development Cost $100,000
- 22% Return on Capital in 18 months.

DEBT
- 85% Debt
- Floating at One Month SOFR + 260 bps with a SOFR floor of 0

TAKE-OUT- Asset Coupons
- 1st Tier Market 4.25%
- 2nd Tier Market 4.75%

GENESIS DEVELOPMENT PARTNERS

The **Growth**

2023 : Single Tenant : $12,000,000
Multi-Tenant : $7,000,000

Profit Projection(30% avg) ***$5,700,000***

2024 : Single Tenant : $21,000,000
Multi-Tenant : $10,000,000

Profit Projection(30% avg) ***$9,300,000***

2025 : Single Tenant : $36,000,000
Multi-Tenant : $12,000,000

Profit Projection(30% avg) ***$14,000,000***

2026 : Single Tenant : $38,000,000
Multi-Tenant : $15,000,000

Profit Projection(30% avg) ***$15,900,000***



Revenue Growth Projection
60,000,000
40,000,000
20,000,000
0
5-7
10-12
12-15
15-20
2023
2024
2025
2026
Single Tenant Gross Sales
Multi Tenant Gross Sales



Contact **Info**

Our Address

3715 Northside Parkway N.W.,
Atlanta, GA 30327

Phone Number

(678) 754-8439

Office Hours

Monday – Friday

08.00 AM – 05.00 PM EST

Email & Web

www.thegdpartners.com

maranda@thegdpartners.com

